Exhibit 99.1

ZenaTech’s ZenaDrone Commences Aerial Operations to Commercialize Drone Services in the US Following FAA Approval

(Toronto, Ontario, October 8th, 2024) ZenaTech, Inc. (Nasdaq: ZENA) ("ZenaTech"), a technology company specializing in AI (Artificial Intelligence) drone solutions and enterprise SaaS (Software-as-a-Service) solutions, today announced that its subsidiary, ZenaDrone, has commenced aerial operations to launch commercial drone services in the US. This was made possible due to recently achieving Federal Aviation Authority (FAA) exemption approval.

ZenaDrone will be setting up Drone-as-a-Service (DaaS) operations, initially through its Phoenix, Arizona office, making its drone hardware and software solutions available to customers for use in land surveying, inspection, monitoring, tracking, and other applications using the ZenaDrone 1000 product. As part of these operations, the company will be building up flight hours and airworthiness accreditation required for full commercial operations.

The Company is currently completing the FAA application process to receive an aerial spraying license (14 CFR Part 137) to use ZenaDrone 1000 for plant nourishment, soil treatment, and pest control purposes in agriculture settings.

“After over a year and a half of application submission and approval timelines, and preparation to ensure we can operate in compliance with FAA requirements, we are excited to be able to commence operations for commercial services and revenue generation in the US,” said CEO Dr. Shaun Passley, Ph.D. “We are hopeful this work will pave the way for similar regulatory approvals in additional countries where we’ve applied and seek to operate in the future.”

The company previously announced that ZenaDrone had been granted an exemption by the FAA for visual line-of-sight commercial applications and data collection in the US, subject to specified conditions and limitations. This approval enables live testing, evaluation, and demonstration of ZenaDrone 1000 with US-based customers and partners. The company will begin testing for beyond visual line-of-sight (BVLOS) use at an overseas location in the next few months.

The ZenaDrone 1000 is an autonomous drone product designed for stable flight, maneuverability, heavy lift capabilities, incorporating innovative software technology, AI, sensors, and purpose-built attachments, along with compact and rugged hardware engineered for industrial use. It has been used in the agriculture sector enabling smart farming, plant tracking, and crop management. ZenaDrone’s products have also been piloted in the field with the US military for delivery of temperature-controlled critical medical supplies.

About ZenaTech

ZenaTech (Nasdaq: ZENA) is a technology company specializing in AI drone solutions and enterprise SaaS solutions for mission-critical business applications. Since 2017, the company has leveraged its software development expertise and grown its drone design and manufacturing capabilities through ZenaDrone, to innovate and improve customer inspection, monitoring, safety, security, compliance, and field service processes. With over 100 enterprise software customers using branded solutions in law enforcement, government, and industrial sectors, and drones being implemented in these plus agriculture, defense, and logistics sectors, ZenaTech helps drive exceptional operational efficiencies and cost savings. The company operates through six offices in North America, Europe, and UAE, and a growing global partner network.

About ZenaDrone

ZenaDrone, a wholly owned subsidiary of ZenaTech, develops and manufactures autonomous business drone solutions that can incorporate machine learning software, AI, predictive modeling, and other software and hardware innovations. Created to revolutionize the hemp farming sector, its specialization has evolved to multifunctional drone solutions for industrial surveillance, monitoring, inspection, tracking, and process automation, utilizing the ZenaDrone 1000 drone and the IQ series of indoor drone products.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Contacts for more information:

Company, Investors and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995.  This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; •expectations with respect to future production costs and capacity; the intention to complete the listing of ZenaTech’s common shares on an exchange; the ability to deliver products to the market as currently contemplated; ZenaTech’s expectations regarding its revenue, expenses, and operations; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; changes in the target markets; market uncertainty; ability to access additional capital; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech.

Forward-looking statements are based on certain assumptions and analyses made by the management of ZenaTech in light of its experience and understanding of historical trends and current conditions and other factors management believes are appropriate to consider, which are subject to risks and uncertainties. Although ZenaTech’s management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and actual results may vary materially from the forward-looking information presented. Given these risks and uncertainties underlying the assumptions made, prospective purchasers of ZenaTech’s securities should not place undue reliance on these forward-looking statements.

Further, any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable law, ZenaTech undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all such factors and to assess in advance the impact of each such factor on ZenaTech’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. Potential investors should read this document with the understanding that ZenaTech’s actual future results may be materially different from what is currently anticipated.